                                 UNITED STATES                OMB APPROVAL
                       SECURITIES AND EXCHANGE COMMISSION     ----------------------------
                             Washington, D.C. 20549           OMB Number: 3235-0145
                                                              Expires: October 31, 1994
                                                              Estimated average burden
                                                              hours per response... 14.90
                                                              -----------------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                         Zebra Technologies Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)


                        Common Shares, Without Par Value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    989207105
-------------------------------------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).














                                Page 1 of 5 pages

-------------------------------------------------------------------------------
             CUSIP NO. 989207105               13G     Page 2 of 5   Pages
                       ----------                          ---   ---
-------------------------------------------------------------------------------

    1       NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Fifth Third Bancorp
                        31-0854434
-------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a) [x]

                                                             (b) [ ]

-------------------------------------------------------------------------------
    3       SEC USE ONLY


-------------------------------------------------------------------------------
    4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Ohio corporation
-------------------------------------------------------------------------------
                                          5      SOLE VOTING POWER
             NUMBER OF
              SHARES                                      798,198
           BENEFICIALLY             -------------------------------------------
             OWNED BY                     6      SHARED VOTING POWER
               EACH
             REPORTING
              PERSON                                       450
               WITH                 --------------------------------------------
                                          7      SOLE DISPOSITIVE POWER

                                                           794,035
                                    --------------------------------------------
                                          8      SHARED DISPOSITIVE POWER

                                                            14,100
--------------------------------------------------------------------------------
    9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                808,135
--------------------------------------------------------------------------------
   10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                               NOT APPLICABLE
--------------------------------------------------------------------------------
   11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                4.16%
--------------------------------------------------------------------------------
   12       TYPE OF REPORTING PERSON*

                                HC
--------------------------------------------------------------------------------



                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                Page 2 of 5 pages

Zebra Technologies Corporation                                      Page 3 of 5
989207105

Item 1 (a)                 Name of Issuer:

                           Zebra Technologies Corporation

Item 1 (b)                 Address of Issuer's Principal Executive Office:

                           333 Corporate Woods Parkway
                           Vernon Hills, Illinois  60061


Item 2 (a) - (c) Names, Addresses & Citizenship of Persons Filing:

                           Fifth Third Bancorp
                           38 Fountain Square Plaza
                           Cincinnati, Ohio  45263


Item 2 (d)                 Title of Class of Securities:

                           Common Shares, without par value

Item 2 (e)                 CUSIP Number:

                           989207105

Item 3 Fifth Third Bancorp is filing as a parent holding company in accordance with Section 240.13 (d-1) (b)
                           (ii) (G) of the Exchange Act Rules.

Item 4                     Ownership:

                           This report relates to beneficial holdings by Fifth Third Bancorp, through several of its banking subsidiaries, of an aggregate of 808,135 outstanding shares of the Common Stock of Zebra Technologies Corporation, no par value.

                           The following tabulations set forth the shares with respect of which voting rights are held or shared and those shares to which there is the power of disposal.

(a)               Amount Beneficially Owned:

                  Fifth Third Bancorp, through fiduciary accounts held in its banking subsidiaries, has neither voting power nor dispositive power with respect to 502,241 shares and are not deemed to be beneficially owned.

                  The following are held in fiduciary accounts in Bancorp's banking subsidiaries and are deemed to be beneficially owned:

Zebra Technologies Corporation                                      Page 4 of 5
989207105

                  Powers:                                       No. of Shares

                  Full voting; full dispositive                 794,035
                  Full voting; shared dispositive               4,163
                  Full voting; no dispositive                   0
                  Shared voting; full dispositive               0
                  Shared voting; shared dispositive             450
                  Shared voting; no dispositive                 0
                  No voting; full dispositive                   0
                  No voting; shared dispositive                 4,487
                  No voting; no dispositive                     502,241

         (b)      Percentage of Class:

                  Fifth Third Bancorp has aggregate beneficial ownership of 4.16%.

         (c) Number of Shares as to which such Person has:

                  (i)      Sole Power to Vote or to Direct
                           the Vote                                  798,198

                  (ii)     Shared Power to Vote or to Direct
                           the Vote                                      450

                  (iii)    Sole Power to Dispose or to Direct
                           the Disposition of                        794,035

                  (iv)     Shared Power to Dispose or to Direct
                           the disposition of                         14,100

Item 5                     Ownership of Five Percent or Less
                           of a Class.

                           THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES.

Item 6                     Ownership of More than Five Percent on Behalf of
                           Another Person.

                           Not Applicable

Item 7 Identification and Classification of the Subsidiary which acquired the Security being Reported on by the Parent Holding Company.

                           Fifth Third Bancorp, as parent holding company of
the banking subsidiaries listed below, has filed this schedule. The subsidiaries are filing in accordance with Section 240.13 (d-1)(b) (ii) (G) of the Exchange Act Rules, none of which hold more than 5% of the outstanding stock of the Issuer.

         List of Banking Subsidiaries                Federal Tax ID Number              Item 3 Classification
         ----------------------------                ---------------------              ---------------------
         Fifth Third Bank                                     31-0854433                       BK
         Fifth Third Bank of Columbus                         31-1137357                       BK
         Fifth Third Bank of Northwestern Ohio                34-4208980                       BK

Zebra Technologies Corporation                                      Page 5 of 5
989207105

         Fifth Third Trust Co. & Savings Bank, FSB            59-3085783     BK
         Fifth Third Bank of Northern Kentucky                61-0335110     BK
         Fifth Third Bank of Central Indiana                  35-0545660     BK
         Fifth Third Bank of Western Ohio                     31-0676865     BK
         Fifth Third Bank of Kentucky, Inc.                   61-0290030     BK
         Fifth Third Bank of Northeastern Ohio                34-1796329     BK


Items 8-9                  Not Applicable


Item 10           Certification

                  By signing below the undersigned certifies that, to the best of his knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


FEBRUARY 10, 1999
Date

THE FIFTH THIRD BANCORP



By:     MICHAEL K. KEATING
   ----------------------------

Name:  Michael K. Keating
   ----------------------------
Title: Secretary